ALLEN C. EWING & CO.

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2023

ALLEN C. EWING & CO.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

<u>CONTENTS</u>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42393

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allen C. Ewing & Co.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

112 South Tryon Street, Suite 1220
(No. and Street)

Charlotte	North Carolina	28284
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Cuccia	732-713-9607	gary@finopcfp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

VICTOR MOKUOLU CPA PLLC
(Name – if individual, state last, first, and middle name)

8990 Kirby Drive, Suite 220	Houston	TX	77054
(Address)	(City)	(State)	(Zip Code)

1/19/2021	6771
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID JACKSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allen C. Ewing & Co., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LAURA MARSHALL NOTARY PUBLIC MECKLENBURG COUNTY, NC

Signature: [signature]

Title: PRES.

[signature]

Notary Public LAURA MARSHALL

MY COMMISSION EXPIRES: 09/11/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Allen C. Ewing & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allen C. Ewing & Co., as of December 31, 2023, and the related statement of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2023, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Allen C. Ewing & Co. as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The Schedule I, Computation of Net Capital, Schedule II, Computation of Aggregate Indebtedness and Excess Capital, and Schedule III, Computation for Determination of Reserve Requirements, all under SEC Rule 15c3-1 have been subject to audit procedures performed in conjunction with the audit of Allen C. Ewing & Co.'s financial statements. The supplemental information is the responsibility of Allen C. Ewing & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. 240.17a-5, or other criteria. In our opinion, the Schedule I, Computation of Net

Capital, Schedule II, Computation of Aggregate Indebtedness and Excess Capital, and Schedule III, Computation for Determination of Reserve Requirements, all under SEC Rule 15c3-1 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Victor Mokuolu, CPA PLLC

We have served as the Company's auditor since 2023.

Houston, Texas,

PCAOB ID: 6771
April 1, 2024

ALLEN C. EWING & CO.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	95,038
Accounts receivable		3,063
Office Equipment - net of depreciation		1,214
Prepaid expenses and other assets		8,080
TOTAL ASSETS	$	107,395

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	427
SBA EIDL Loan (Note 14)		75,230
TOTAL LIABILITIES		75,657

STOCKHOLDER'S EQUITY

Common stock, $0.10 par value; 15,000 shares authorized; 5,100 shares issued and outstanding		510
Additional paid-in capital		1,921,684
Accumulated Deficit		(1,890,456)
TOTAL STOCKHOLDER'S EQUITY		31,738
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	107,395

The accompanying notes are an integral part of these financial statements.

ALLEN C. EWING & CO.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2023

REVENUES

Commissions	$	243,803
Investment Banking Revenues		13,613
Management consulting fees		16,610
Retainer Fee		38,000
Administrative Fees		47,292
Interest and dividends		554
TOTAL REVENUES		359,872

EXPENSES

Salary, commissions and benefits expense	542,473
Regulatory fees	15,580
Occupancy	21,935
General and administrative expenses	40,253
Professional fees	21,300
TOTAL EXPENSES	641,541
NET LOSS	$ (281,669)

The accompanying notes are an integral part of these financial statements.

ALLEN C. EWING & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2023

BALANCE - BEGINNING OF YEAR	$	245,407
Net loss		(281,669)
Contributions		78,000
Distributions		(10,000)
BALANCE - END OF YEAR	$	31,738

The accompanying notes are an integral part of these financial statements.

ALLEN C. EWING & CO.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

OPERATING ACTIVITIES	
Net loss	$ (281,669)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	958
Decrease (Increase) in operating assets:	
Accounts receivable	4,937
Due from Ewing Capital Partners	300
Prepaid expenses and other assets	(856)
Decrease in operating liabilities:	
Accrued expenses and other liabilities	(668)
Commission payable	-
TOTAL ADJUSTMENTS	4,671
NET CASH USED IN OPERATING ACTIVITIES	(276,998)
FINANCING ACTIVITIES	
Principal Payments on EIDL Loan	(3,108)
Stockholder contributions	78,000
Stockholder distributions	(10,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	64,892
INVESTING ACTIVITIES	
Purchase of office equipment	(1,634)
NET CASH USED BY INVESTING ACTIVITIES	(1,634)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(213,740)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	$ 308,778
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 95,038
Interest paid	$ 2,892

The accompanying notes are an integral part of these financial statements.

_____

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— ALLEN C. EWING & CO. a Florida C corporation (the Firm), is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Firm provides sales of life insurance and annuities, fund management and investment banking services, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, private placement, and valuations of securities for institutions located primarily in the Southeast United States.

b. Cash Equivalents—For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2023.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits. The Firm has not experienced any losses on such accounts and management does not believe that it is exposed to any significant credit risk on cash.

e. Accounts Receivable— Accounts Receivable consists primarily of commission receivables recorded at the original invoice amount net of allowances for contractual adjustments and estimated uncollectible accounts, if any, and do not bear interest. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. The Firm determines if an allowance for doubtful accounts is required based on historical write-off experience. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote.

f. Advertising—The Firm's advertising costs are expensed as incurred. There were minimal advertising costs incurred during the year ending December 31, 2023.

g. Revenue Recognition— Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed, and the income is reasonably determinable.

h. Commissions—Commissions and related expenses are recorded on a trade-date basis as the securities transaction occurs.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

i. Property and Equipment—Property and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations. Estimated useful lives for depreciation are between 3 and 10 years.

In accordance with authoritative guidance, the Firm reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds its fair value. No impairments were deemed to exist at December 31, 2023.

j. Investments—Investments are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

k. Income Taxes—The Firm records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Firm evaluates its tax position for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Firm recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Firm has analyzed tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements and no adjustments are required.

l. Revenue Recognition—Private placement fees are earned by assisting customers in raising capital from private investors. Private placement revenues are recognized when the terms of the engagement have been fulfilled.

Commissions are earned on sales of mutual fund shares, life insurance policies and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized when earned.

Investment banking fees are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Management consulting services revenue are recognized as the related services are rendered.

NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents.

`

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. During the year ended December 31, 2023 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an C Corporation for tax purposes.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2023.

The firm's federal and state income tax returns are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2023, net capital as defined by the rules, equaled $19,210. The ratio of aggregate indebtedness to net capital was 1:1. Net capital in excess of the minimum required was $14,166.

NOTE 6: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2023 unaudited FOCUS report   and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 7: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

`

NOTE 8: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2023. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 9: INCOME TAXES

The Firm is classified as a limited liability company and all taxes pass through to the stockholders. The Company implemented ASC 740-10-65-1 for uncertain tax positions. For the year ended December 31, 2023, the Company had no uncertain tax positions.

The components of the Firm's deferred tax assets consisted of the following at December 31, 2023:

Net Operating Loss:	$ 420,481
Valuation allowance	(420,481)
Deferred tax assets, net	$ 0

Based on the available objective evidence, the Firm believe it is more likely than not that the deferred tax assets will not be realizable. Accordingly, the Firm provided for a full valuation allowance against its deferred tax assets at December 31, 2022. The firm has total net operating loss carryforwards available to offset future taxable income of approximately $2,000,481. To the extent not used, these loss carryforwards will begin to expire in 2027.
The components of the Firm's deferred tax assets consisted of the following at December 31, 2023:

NOTE 10: RELATED PARTY TRANSACTIONS

The Firm, is a wholly-owned subsidiary of Ewing Capital Partners (ECP). There is a receivable due from a registered representative of $3,063 at December 31, 2023.

NOTE 11: COMMITMENTS AND BUSINESS CONCENTRATIONS

Concentrations—Financial instruments which potentially subject the Firm to a concentration of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents balances are exposed to credit risk since the Firm periodically maintains balances more than federally insured limits. The Firm does not believe it is exposed to any significant credit risk on these deposits.

Leases—The Firm leases a facility on a month to month basis. Lease expense was $20,057 for the year ended December 31, 2023 and has been included under the caption of general and administrative expenses on the accompanying statement of operations.

NOTE 12: CONTINGENCIES AND GUARANTEES

The Firm has no commitments, contingencies or guarantees that may result in a loss or future obligation for the year ending December 31, 2023.

There are no claims that we are aware of that the Firm may be asserted against Allen C. Ewing & Co.

`

NOTE 13: NOTES PAYABLE AND LONG-TERM DEBT

During July 2020, the Firm entered into a financing agreement with the US Small Business Administration (SBA) in the amount of $100,000. Payments were deferred until July 2021, however the Firm begin making repayments in December 2020. The loan is payable over a 30 year term with monthly payments of $488.00, including interest at 3.75% per annum, secured by all future assets of the Firm. There is no penalty for prepayment.

Aggregate principal payments for the next 5 years and thereafter are as follows:

Year ending December 31,		
2024	$	3,082
2025		3,199
2026		3,321
2027		3,448
2028		3,580
Therafter		58,600
Total long term debt and notes payable	$	75,230

NOTE 14: SUBSEQUENT EVENTS

In January 2024 a capital contribution of $75,000 was made to the Firm. The funds were used to repay the US Small Business Administration loan referenced in Note 13.

Management has evaluated subsequent events through April 1, 2024, the date which the report of the independent registered accounting firm was available to be issued.

ALLEN C. EWING & CO.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2023

ALLEN C. EWING & CO.
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 SCHEDULE I, II, III

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Total ownership equity from Statement of Financial Condition	$	31,567
less nonallowable assets from Statement of Financial Condition		(12,357)
Total ownership equity qualified for Net Capital	$	19,210
Haircuts on securities		-
Net Capital	$	19,210

SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1

Aggregate indebtedness	$	75,657
Net Capital required based on aggregate indebtedness (6-2/3%}		5,044

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess net capital	$	14,166

COMPUTATION OF AGGREGATE INDEBTEDNESS

(a} - 10% of total aggregate indebtedness		7,566
(b} - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	11,644
Percentage of Aggregate Indebtedness to Net Capital		393.84%

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

ALLEN C. EWING & CO. does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a}(I) of Rule 15C3-3. Therefore ALLEN C. EWING & CO. is exempt from the provisions of this rule.

FOCUS PART /IA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2023, there were no material differences between audited net capital, above, and net capital reported in the Firm's Part II (unaudited) FOCUS report.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

Report of Independent Registered Public Accounting Firm

To the Shareholders
Allen C. Ewing & Co.

Allen C. Ewing & Co. ("the Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

We have reviewed management's statements, included in the accompanying Exemption Report ("Exemption Report") pursuant to SEC Rule 17a-5, in which Allen C. Ewing & Co. does not claim exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and Allen C. Ewing & Co. states it has met the exemption provisions throughout the fiscal year ended December 31, 2023 without exception.

Allen C. Ewing & Co. is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs {a) or (b)(2) of Rule 15c2-4; and the Company

- did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company);
- did not carry accounts of or for customers;
- did not carry proprietary accounts (as defined in Rule 15c3-3).

Allen C. Ewing & Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen C. Ewing & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k of Rule 15c3-3 under the Securities Exchange Act of 1934.

Victor Mokuolu, CPA PLLC

Houston, Texas
April 1, 2024

www.vmcpafirm.com | Ph: 713.588.6622 | Fax: 1.833.694.1494 | ask@vmcpafirm.com



EXEMPTION REPORT
YEAR ENDING DECEMBER 31, 2023

Allen C. Ewing & Co. (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

I. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to :{l) effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not the Company; {2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs {a) or (b)(2) of Rule 15c2-4; and the Company
    a. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph {a) or (b)(2) of Rule subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company;
    b. did not carry accounts of or for customers; and
    c. did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ending December 31, 2023.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Allen C. Ewing & Co.

I, David Jackson III, affirm that to my best knowledge and belief, this Exemption Report is true and accurate.

By: DocuSigned by: [signature] III
199AFC3E045349C...

Date: February 13, 2024